Filed Pursuant to Rule 433

Registration No. 333-221073

January 9, 2019

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,000,000,000 7.625% NOTES DUE APRIL 26, 2029

ISSUER:	The Republic of Turkey

SECURITIES:	7.625% Notes due April 26, 2029

PRICING DATE:	January 9, 2019

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Ba3 (Moody’s) / BB (Fitch)

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	99.555%

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD 1,989,700,000

YIELD TO MATURITY:	7.680% per annum

COUPON:	7.625% per annum, payable semi-annually on a 30/360 basis

MATURITY DATE:	April 26, 2029

SPREAD TO BENCHMARK US TREASURY:	497 bps

BENCHMARK US TREASURY:	UST 3.125% due November 15, 2028

BENCHMARK US TREASURY YIELD:	2.710%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 26 and October 26, beginning on October 26, 2019 (long first coupon)

CUSIP / ISIN:	900123 CT5 / US900123CT57

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD MANAGERS/BOOKRUNNERS:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected January 16, 2019 (T+5) through the book-entry facilities of The Depository Trust Company.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling calling toll-free Citigroup Global Markets Inc. at +1-800-831-9146 (toll-free), Deutsche Bank Securities Inc. at +1-800-503-4611 (toll-free), and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312518300111/d609527d424b5.htm

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